Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended March 31,
	2018	2017
Earnings:	($ in millions)
Income before taxes	$27.5	$17.9
Add (deduct):
Earnings of non-consolidated affiliates	(0.5)	(0.5)
Amortization of capitalized interest	0.5	0.5
Capitalized interest	(0.8)	(0.7)
Fixed charges as described below	74.5	62.4
Total	$101.2	$79.6

Fixed charges:
Interest expensed and capitalized	$64.5	$53.1
Estimated interest factor in rent expense(1)	10.0	9.3
Total	$74.5	$62.4

Ratio of earnings to fixed charges	1.4	1.3

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.